                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

                             TENDER OFFER STATEMENT
    under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
                                (AMENDMENT NO. 1)

                            CENTERPOINT ENERGY, INC.
                       (Name of Subject Company (issuer))

                            CENTERPOINT ENERGY, INC.
    (Names of Filing Persons (identifying status as offeror, issuer or other person))

                    2.875% CONVERTIBLE SENIOR NOTES DUE 2024
                         (Title of Class of Securities)

                                   15189T AK 3
                                   15189T AL 1
                      (CUSIP Number of Class of Securities)

                              RUFUS S. SCOTT, ESQ.
    VICE PRESIDENT, DEPUTY GENERAL COUNSEL AND ASSISTANT CORPORATE SECRETARY
                            CENTERPOINT ENERGY, INC.
                                 1111 LOUISIANA
                              HOUSTON, TEXAS 77002
                                 (713) 207-1111
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                    Copy to:

                             GERALD M. SPEDALE, ESQ.
                               BAKER BOTTS L.L.P.
                                 ONE SHELL PLAZA
                                  910 LOUISIANA
                            HOUSTON, TEXAS 77002-4995
                                 (713) 229-1234

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") originally filed with the Securities and Exchange Commission on December 14, 2006 by CenterPoint Energy, Inc. (the "Company") relating to the Company's offer to purchase its 2.875% Convertible Senior Notes due 2024 that were issued by the Company (the "Notes"), upon the terms and conditions set forth in the Indenture (as defined below), the Company Notice dated December 14, 2006 (the "Company Notice"), and the related offer materials filed as Exhibits (a)(1)(B) to (a)(1)(E) to the Schedule TO (which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the "Option Materials").

     This Amendment No. 1 to Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended.

ITEMS 1 THROUGH 9.

     Items 1 through 9 of the Schedule TO, as well as the Company Notice, are hereby amended and supplemented to reflect the following:

Extension of Expiration

     On December 21, the Company announced the extension of the period during which holders may exercise their option to require the Company to purchase their Notes by delivering a Purchase Notice to The Bank of New York, National Association, the Paying Agent, until 12:00 Midnight, New York City time, on Friday, January 12, 2007. The purchase option had been scheduled to expire at 5:00 p.m., New York City time, on January 12, 2007.

Call for Redemption

     On December 21, 2006, the Company announced that it had called for redemption all of the outstanding Notes on January 22, 2007 (the "Redemption Date"). The redemption price will be $1,000 in cash plus accrued and unpaid interest, including contingent interest, if any, to the Redemption Date.

     The amount of regular interest that will be payable with respect to the Notes on the Redemption Date is $0.559 per $1,000 principal amount. Pursuant to the Indenture and the Notes, the amount of contingent interest that will be payable with respect to the Notes on the Redemption Date, if any, will be determined by reference to the average trading price of the Notes for the five business days ending on January 11, 2007.

     The Notes, which become convertible upon a call for redemption, are convertible into cash or, at the Company's option, a combination of cash and shares of the Company's common stock. The current conversion rate of the Notes is 79.8969 shares of the Company's common stock per $1,000 principal amount of the Notes, so long as specified conditions are met and subject to adjustments under certain circumstances. The Notes may be converted at any time before 5:00 p.m., New York City time, on the Redemption Date. Notes that are not converted prior to that time or for which a notice of conversion is withdrawn will be redeemed. The Company will satisfy its conversion obligation by paying an amount in cash equal to the lesser of the aggregate principal amount of Notes converted and the Company's conversion obligation, and by delivering shares of the Company's common stock to the extent that the conversion obligation exceeds the aggregate principal amount of Notes being converted.

     Holders of Notes at 5:00 p.m., New York City time, on January 1, 2007, the regular record date for the January 15, 2007 interest payment on the Notes, will receive interest in the amount of $14.375 per $1,000 principal amount of Notes payable on January 15, 2007. Notes surrendered for conversion by holders during the period from 5:00 p.m., New York City time, on January 1, 2007 to 9:00 a.m., New York City time, on January 15, 2007 must be accompanied by a payment of $14.375 per $1,000 principal amount of Notes surrendered for conversion, which amount equals the regular interest payment that the holder is to receive on such Notes. Holders that submit Notes for conversion after 9:00 a.m., New York City time, on January 15, 2007 need not submit any interest payment in connection with the conversion.


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

     As permitted by General Instruction F to Schedule TO, all of the information set forth in the Option Materials is incorporated by reference into this Schedule TO.

     Item 12 is hereby amended to read in its entirety as follows:

ITEM 12. EXHIBITS.

(a)(1)(A)  -- Company Notice to Holders of CenterPoint Energy, Inc.'s 2.875%
              Convertible Senior Notes due 2024, dated December 14, 2006.

(a)(1)(B)  -- Form of Purchase Notice.

(a)(1)(C)  -- Form of Notice of Withdrawal.

(a)(1)(D)* -- Substitute Form W-9.

(a)(1)(E)* -- Guidelines for Certification of Taxpayer Identification Number on
              Substitute Form W-9.

(a)(5)(A)  -- Company Press Release dated December 14, 2006 (incorporated by reference to the Company's Current Report on Form 8-K dated December 14, 2006).

(a)(5)(B)  -- Company Press Release dated December 21, 2006 (incorporated by reference to the Company's Current Report on Form 8-K dated December 21, 2006).

(a)(5)(C)  -- Notice of Redemption.

(b)        -- $1,200,000,000 Amended and Restated Credit Agreement dated as of
              March 31, 2006 among the Company, Citibank, N.A., as Syndication Agent, Barclays Bank PLC, Bank of America, National Association and Credit Suisse, Cayman Islands Branch, as Co-Documentation Agents, JPMorgan Chase Bank, N.A., as Administrative Agent, J.P. Morgan Securities Inc. and Citigroup Global Markets Inc., as
              Joint Lead Arrangers and Bookrunners, and the banks named therein (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated March 31, 2006).

(d)(1)     -- Indenture, dated as of May 19, 2003, between the Company Inc. and the Trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated May 19, 2003).

(d)(2)     -- Supplemental Indenture No. 4 dated as of December 17, 2003 between the Company and the Trustee (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K dated December 10, 2003).

(d)(3)     -- Supplemental Indenture No. 5, dated as of December 13, 2004, between the Company and the Trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated December 9, 2004).

(g)        -- Not applicable.

(h)        -- Not applicable.

* Previously filed as an exhibit to the Schedule TO-I filed on December 14, 2006.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable


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

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2006

                                        CENTERPOINT ENERGY, INC.


                                        By: /s/ Rufus S. Scott
                                            ------------------------------------
                                            Rufus S. Scott
                                            Vice President, Deputy General
                                            Counsel and Assistant Corporate
                                            Secretary


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

                                INDEX TO EXHIBITS

(a)(1)(A)  -- Company Notice to Holders of CenterPoint Energy, Inc.'s 2.875%
              Convertible Senior Notes due 2024, dated December 14, 2006.

(a)(1)(B)  -- Form of Purchase Notice.

(a)(1)(C)  -- Form of Notice of Withdrawal.

(a)(1)(D)* -- Substitute Form W-9.

(a)(1)(E)* -- Guidelines for Certification of Taxpayer Identification Number on
              Substitute Form W-9.

(a)(5)(A)  -- Company Press Release dated December 14, 2006 (incorporated by reference to the Company's Current Report on Form 8-K dated December 14, 2006).

(a)(5)(B)  -- Company Press Release dated December 21, 2006 (incorporated by reference to the Company's Current Report on Form 8-K dated December 21, 2006).

(a)(5)(C)  -- Notice of Redemption.

(b)        -- $1,200,000,000 Amended and Restated Credit Agreement dated as of
              March 31, 2006 among the Company, Citibank, N.A., as Syndication Agent, Barclays Bank PLC, Bank of America, National Association and Credit Suisse, Cayman Islands Branch, as Co-Documentation Agents, JPMorgan Chase Bank, N.A., as Administrative Agent, J.P. Morgan Securities Inc. and Citigroup Global Markets Inc., as Joint Lead Arrangers and Bookrunners, and the banks named therein (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated March 31, 2006).

(d)(1)     -- Indenture, dated as of May 19, 2003, between the Company Inc. and the Trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated May 19, 2003).

(d)(2)     -- Supplemental Indenture No. 4 dated as of December 17, 2003 between the Company and the Trustee (incorporated by reference to Exhibit
              4.2 to the Company's Current Report on Form 8-K dated December 10,
              2003).

(d)(3)     -- Supplemental Indenture No. 5, dated as of December 13, 2004, between the Company and the Trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated December 9, 2004).

(g)        -- Not applicable.

(h)        -- Not applicable.

* Previously filed as an exhibit to the Schedule TO-I filed on December 14, 2006.


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